                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   2      )*
                                          ---------

                               CASCADE CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, PAR VALUE $0.50
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   147195-10-1
           --------------------------------------------------------
                                 (CUSIP Number)

                               WILLIAM J. HARRISON
                             27 FOX RUN DRIVE, RR #3
                                 GUELPH, ONTARIO
                                     N1H 6N9
                            TELEPHONE: (519) 823-4545
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 September 13, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  6  Pages
                                        ---


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CUSIP No. 147195-10-1                13D                 Page   2 of   6  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

 William J. Harrison Holdings Ltd.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
   N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
   N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
    Ontario, Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                        5,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                           800,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                           5,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                           800,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     810,000 (includes 800,000 shares of Cascade Corporation Common Stock for which preferred shares of a Cascade Corporation subsidiary held by W.J. Harrison Holdings Ltd. may be exchanged. W.J. Harrison owns 100% of the outstanding shares of W.J. Harrison Holdings Ltd.)

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /
  N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
 Approximately 6.58%*
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
  CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 147195-10-1                13D                 Page   3 of   6  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

 William J. Harrison
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group**                              (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
   N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
   N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
    Ontario, Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                        5,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                           810,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                           5,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                           810,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

  810,000 (includes 800,000 shares of Cascade Corporation Common
  Stock for which preferred shares of a Cascade Corporation subsidiary held by W.J. Harrison Holdings Ltd. may be exchanged. W.J. Harrison owns 100% of the outstanding shares of W.J. Harrison Holdings Ltd.)

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /
  N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
 Approximately 6.58%*
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
  IN
-------------------------------------------------------------------------------
                    **SEE INSTRUCTION BEFORE FILLING OUT!



 * Based on 12,317,025 shares of Common Stock outstanding. As reported in the Issuer's most recent Form 10-Q, 11,439,890 shares of Common Stock and one special voting share were outstanding. The share totals and percentage calculations herein assume the conversion of 800,000 outstanding exchangeable shares issued by an Issuer subsidiary into a like number of shares of Common Stock. Such calculations also include options to purchase 77,135 shares of Common Stock held by management that are currently exercisable or exercisable within 60 days of the date hereof.

                                     13D                 Page   4 of   6  Pages

                  NOTE: This Amendment No. 2 amends Amendment No. 1 dated February 5, 1999 (the "Amendment No.1") filed by W.J. Harrison Holdings Ltd. and William J. Harrison, with respect to the common stock, par value $.50 (the "Common Stock"), of Cascade Corporation, an Oregon corporation (the "Issuer"), as set forth below.

                  The Issuer has previously announced that a special committee of the board of directors of the Issuer (the "Special Committee") had been formed to explore alternatives for enhancing shareholder value. On September 13, 2000, in response to a request from the financial advisors to the Special Committee, Lift Technologies Inc., a corporation indirectly controlled by William J. Harrison, submitted a proposal to the Special Committee pursuant to which shareholders of the Issuer would receive cash for their outstanding shares of the Common Stock (as well as options, warrants or other rights to acquire Common Stock).

                  The information contained in Items 2, 3 and 4 of Amendment No. 1 is hereby supplemented and amended by the following:

                                     13D                 Page   5 of   6  Pages

                  Item 2. IDENTITY AND BACKGROUND, is hereby amended and restated in its entirety as follows:

                  This amended schedule is being filed by the undersigned because, as described in Item 4 below, on September 13, 2000, Lift Technologies Inc. ("Lift Technologies"), a company indirectly controlled by William J. Harrison, submitted a proposal (the "Proposal") to the Special Committee under which shareholders of the Issuer would receive cash for their outstanding shares of the Common Stock (as well as options, warrants or other rights to acquire Common Stock).

                  Lift Technologies Inc. is a corporation incorporated under the laws of Ontario, Canada, the principal business of which is the manufacture of masts for fork lift trucks. The principal business and office address of Lift Technologies Inc. is 251 Woodlawn Rd. W., Unit 217, Guelph, Ontario. Companies controlled William J. Harrison own approximately 50.4% of the outstanding stock of Lift Technologies and has the power and authority to elect a majority of the board of directors of Lift Technologies. William J. Harrison is a director of Lift Technologies and is the President and Chief Executive Officer of Lift Technologies.

                  Item 3. SOURCE OF FUNDS. If the Proposal proceeds, Lift Technologies intends to arrange the funds necessary to give effect thereto through a combination of senior and subordinated debt and by raising additional equity from its shareholders and other institutional shareholders. The shareholders of Lift Technologies have indicated that they are willing to provide approximately $64 million of the equity required to implement the Proposal. An institutional investor has indicated that it is willing to provide $50 million of the equity required to implement the Proposal.

                  Item 4. PURPOSE OF THE TRANSACTION. Lift Technologies has proposed a transaction pursuant to which the stockholders of the Issuer would receive cash for their outstanding Common Stock (as well as options, warrants or other rights to acquire Common Stock). In connection with such transaction, the Issuer would become wholly-owned by Lift Technologies or its affiliates, delisted from the New York Stock Exchange and deregistered under the Act. Other than as described above, neither of the undersigned has any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

                                     13D                 Page   6 of   6  Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

                      Dated:        September 19, 2000

                                             /s/ WILLIAM J. HARRISON
                                             -----------------------
                                             William J. Harrison


                                             W.J. HARRISON HOLDINGS LTD.


                                             By: /s/ WILLIAM J. HARRISON
                                                 -----------------------
                                                 William J. Harrison
                                                 President